

03 MAY -6 AM 7:21

1st May 2003

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
:: 01753 850872
›. 3824
norgancrucible.com



03022243

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Morgan Crucible Co - Sale of Business

RNS Number:5387K
Morgan Crucible Co PLC
30 April 2003

30th April, 2003

The Morgan Crucible Company plc

Sale of Superconductor Business to Bruker Biospin for an initial consideration of Euro28 million

The Morgan Crucible Company plc has agreed to dispose of the operations comprising its Superconductor Business, owned by Vacuumschmelze GmbH & Co. K.G, in Hanau, Germany, to Advanced SuperConductors Project Hanau GmbH & Co K.G, a subsidiary of Bruker Biospin GmbH located in Karlsruhe, Germany.

The business produces and supplies low temperature superconducting wire and tape used in a variety of applications including medical and analytical equipment. It is also a leader in developing and supplying the emerging next generation higher temperature superconducting products, for which turnover in 2002 was approximately Euro0.6million (£0.4million)

The sale is made on a debt and cash free basis, for an initial consideration of Euro28.0 million (£19.4 million) which will be paid in cash at closing. Further amounts would also be payable limited to 10 per cent of sales of higher temperature superconducting products made by the business, in each of the calendar years until 31 December 2010. The maximum amount of this additional and contingent consideration will be capped at Euro20 million (£13.8 million).

As at 4 January 2003 the book value of assets being sold amounted to approximately Euro20.4 million (£14.1 million). The business generated an operating profit of Euro2.7 million (£1.9 million) in the year to 4 January 2003.

This transaction is subject to regulatory clearance and a period of employee consultation as is standard under German Law and closing is expected to take place by 30 June 2003.

The proceeds from the disposal will be used by Morgan to reduce Group net debt, which was £251.6 million at 4 January 2003.

Warren Knowlton, Morgan's Chief Executive, commented:

"Following the refinancing in March and disposal of six soft coatings businesses announced recently, our immediate focus remains on removing complexity, cost reduction, and cash management. This disposal is a further step in our programme of non-core business disposals, aimed at reducing group debt".

Enquiries:

Nigel Young, CFO, Morgan Crucible Tel: 01753 837 000

Jon Coles / Harry Chathli, Brunswick Tel: 020 7404 5959

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